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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2001.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                BEECHFIELD HOUSE
                            LYME GREEN BUSINESS PARK
                         MACCLESFIELD CHESHIRE SK11 0JL
                                     ENGLAND
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   [X]            Form 40-F   [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes    [ ]            No    [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- _______________________.

     The Registrant is furnishing a copy of its announcement as reported to the Company Announcements Office of the London Stock Exchange on December 22, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       PROTHERICS PLC

Date:  January 22, 2001                By: /s/ Andrew J. Heath
                                           -------------------------------------
                                           Andrew J. Heath, M.D., Ph.D.
                                           Chief Executive Officer

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(PROTHERICS LOGO)



22 DECEMBER 2000

PROTHERICS PLC
BOARD CHANGES


Protherics PLC announces that Professor Tim Chard, James E. Everitt and Professor Erik Anggard are resigning as non-executive directors of the Company with immediate effect.

Chairman Stuart Wallis commented:

"The Board would like to thank Tim, Jim and Erik for the substantial contribution they have made to both Protherics and its predecessors before the merger. With the businesses now fully integrated, encouraging progress with product development and the divestment of the Computer -aided Molecular Design business underway, the Company is well positioned for the future."



FOR FURTHER INFORMATION:


Laura Frost
The Maitland Consultancy                                          020 7379 5151